RENDINA LAW FIRM, P.S.[1]

April 28, 2008

SEC Mail Processing Section
APR 30 2008
Washington, DC
101

Securities and Exchange Commission
Corporate Finance Division
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: John Reynolds Assistant Director
Tom Kluck

Dear Sir or Madam:

Re: Northtech Industries, Inc. A Nevada Corporation Share Offering Pursuant to Regulation A of the Securities Act 1933, as amended.

Please find enclosed for your review amended Form 1-A documents including: one copy bearing an original signature and four conforming copies along with a letter from the Issuer responding to SEC comments.

Two originally signed amended Forms 1-A have been sent to the Filing Desk.

Please send acknowledgement of receipt, and forward any comment or question to the attention of the writer at this law firm. Email correspondence is preferred, please use the following address:

administration@rendinalawfirm.com.

All of which we trust you will find in order.

Very truly yours,
Rendina Law Firm, P.S.
Per:
Charles F. Rendina



CFR/cfr
Enclosures

[1] a Washington State Professional Services Corporation

1031 N Commercial St., Suite 108, Bellingham WA 98225
(360) 715-2913 - Fax (360) 647-3518 – email charles@rendinalawfirm.com

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC, 20549

Attention: Mr. John Reynolds, Assistant Director
                    Mr. Tom Kluck

Dear Sir or Madam

**Re: Northtech Industries, Inc.
            Amended Offering Statement on Form 1-A
            Originally Filed May 2, 2007
            File Number 24-10179**

Please find attached our Amended Offering Statement on Form 1-A revised to conform to the comment letter you provided on October 12, 2007. Thank you for the assistance with making this a better document. We will reply to your comments in the order they were made.

General

> Exhibits: we have attached the following exhibits:
> A.   Charter and Bylaws;
> B.   Subscription Agreement; and
> C.   Consent of Accountant.
> D.   Legal Opinion
> E.   Services Agreement with PCS Millwork Inc.
> None of the other exhibits set out in Form 1-A exist.

<u>Part I.</u>

<u>Item 1. Significant Parties, page 2</u>

1.   We have disclosed the business and residential address for each person listed as required by Item 1, Part I of the Form 1-A, including those addresses for counsel under 1(h).

<u>Item 4. Jurisdictions in Which Securities Are to be Offered, page 4</u>

2.   Regarding 4 (b) The company has indicated and has along with this filing simultaneously sent a copy of the amended offering circular   the   appropriate securities regulator in Washington state for registration by coordination.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

3. Item 5(B) has been amended to include disclosure indicating that none of the securities described therein have been sold by or on behalf of any person, who at the time was a director, officer, promoter, or principal security holder of the Company.

Part II

Cover Page

4. Our company filed its initial form 1-A with the State of Washington which assigned a File No, 700138879 to the submission. Washington State requires that sales person of an issuer be registered. In the case where sales persons will not receive commission, as is the case in this offering, The registration process consists of filing a Form-U-4 and paying a $40.00 fee. Mr. Jensen and Mr. Perrigo are preparing their forms for submission. The offering will not be effective in Washington State until these forms have been duly filed and accepted.

The Company, page 10

5. We have amended this statement to clarify that Northtech is a holding corporation operating in the residential construction services industry through its wholly owned subsidiary, Millwork Pro, Inc.

6. As noted in comment response No. 5, we have amended this section to clarify that Northtech is a holding corporation operating its business through its subsidiary.

7. We have included the Company's net losses and updated the financials to reflect the December 31, 2007 year end.

8. We have amended this section to reflect current marketing strategy and existing operations relating to services we are providing homebuilders.

9. As disclosed in the first paragraph, the name of the acquired company is Millwork Pro, Inc. The acquisition, as it took place in October of 2006, was an acquisition of the operations of the business, therefore the headquarters of the Company, including Northtech is also the headquarters of its subsidiary located at 11400 NE 132nd Street, Kirkland, Washington 98034.

Risk Factors, page 10

Risks Relating to Our Business, page 11

10. Based on your comments we have amended the language of this section to include the following.

We are a development stage company. We operate through our subsidiary Millwork Pro, Inc. which began its business when it was incorporated in July 2006. It has only operated through one full fiscal year. The industry in which we compete is cyclical and our limited operating history makes it difficult for management to evaluate our business prospects. It is difficult for management to predict how we will perform in a prolonged slump in the housing industry or whether or not we will be able to generate sufficient revenues to continue operations. If we are unable to generate sufficient revenues we will need to obtain financing and there is no assurance that we will be able to either borrow sufficient (or any) funds or find equity investment sufficient to maintain operations. Any decision to invest in our common stock must be considered in light of the risks, expenses and difficulties frequently encountered by development stage companies.

11.   As suggested in the comment letter, we have included the Company's net losses for the year ended December 31, 2007 along with the comparative period in the second risk factor.

12.   In risk factor three, we have included the assets, liabilities, and negative net worth of the Company as per your request.

13.   We have clarified this risk factor to state clearly the business of our subsidiary, Millwork Pro, is largely reliant upon a single customer.

14.   Based on you comments we have expanded this risk factor to disclose risks related to the "sub prime lending crisis and a potential recession

Subprime lending problems could have an adverse effect on housing starts.
We compete in the residential housing sector. Recent problems in the financial industry including the "subprime" mortgage crisis, have contributed to a severe slow down in the housing sector in many areas of the country. While our region has been less severely affected than other areas in the country, our Company has seen reduced revenue and is vulnerable to further declines in the housing market. If the subprime mortgage crisis presages a recession or if there is a prolonged slow down in the residential housing sector, we may not be able to continue operations. Any decision to invest in our common stock should include consideration of the economic conditions of the market in which we operate and the economy as a whole.

Risks Relating to Our Common Stock, page 14

15.   Based on your comments we have expanded our disclosure of risk factors to include language relating to the arbitrary pricing of the stock being offered and the price paid by insiders for stock. ***The Price Of Stock In This Offering Has Been Arbitrarily Set By Management***

In 2006 when the Company was formed its directors agreed to issue stock to key management personnel (the "Founders") in exchange for services. The Founders acquired shares at par value,

$0.001 per share in the case of Class A Common shares and $0.01 per share for Class B Common Shares. When the Company acquired its Subsidiary it exchanged shares at par value. Two of the Founders acquired additional Class A Common shares in that transaction. In this offering the Company is offering stock at $0.10 per share. The price of the stock being offered is based upon the needs of the Company to advance its business plan. It is not based on either book value or any third party valuation report.

Stock sold under this offering will not be restricted and can be sold into the secondary market. All of the shares held by Founders are restricted shares and may not be sold unless they are registered, or under an exemption to the registration requirements of the Securities Act, 1933. However, when and if the stock owned by the Founders becomes available for resale these Founders have both a potential for greater return and less financial risk then the investors under this offering. Any investment decision should take into consideration the fact that the price at which the shares are offered set arbitrarily and is significantly more than the price paid by insiders for their stock.

Business and Properties, page 17

Item 3(a), page 18

16.   Per your request, we have clarified this section. We acquired the operations in 2006 of Millwork Pro, at that time the company had no assets.

Item 3(b), page 18

17.   We have attached a copy of the Services Agreement with PCS Millwork Inc. as an exhibit.

18.   We have found that the combined services of Millwork Pro and PCS Millwork providing a turnkey solution to homebuilders is beneficial for both companies and offers the homebuilder convenience for its material and install needs. We have expanded this portion to reflect this benefit. The two companies work together to promote both themselves and each other.

19.   Millwork Pro receives its fee directly from PCS, who in turn collects from the builders.

Item 3(c), page 19

20.   Builder schedules are often difficult to follow. Each builder provides us with building schedules, however, we've found we need to create our own internal production schedule, we can virtually guarantee we meet the builders schedule.

Item 3(e), page 22

21.   In the normal course of business the Company has few backorders. Capacity is determined by sales orders and labor is increased to fill the sales order.

Item 3(f), page 22

22. Employee growth is expected to increase through internal growth and in the event of an acquisition. In twelve months the number of employees is expected to triple.

Item 3(g), page 22

23. The Company does not own any real estate, plant, equipment or patents at this time. Company has no plans to acquire property in the immediate future. Northtech maintains its corporate office at 11400 NE 132nd Street, Kirkland, WA 98034. Millwork Pro utilizes office space at the corporate office of PCS Millwork Inc. located at

Item 3(k), page 23

24. The Company issued 2,840,000 common shares to the shareholders of Millwork Pro in exchange for 100% of the outstanding shares. At the time of the acquisition, the shareholders of Millwork Pro were Loren Perrigo and Mark Jensen holding 60% and 40% of the issued and outstanding shares respectively. Mr. Perrigo received 1,704,000 common shares, and Mr. Jensen received 1,136,000 common shares completing the acquisition. Northtech Industries was represented by CEO Mark Jensen who was also a director of Millwork Pro at the time of the acquisition. Millwork Pro was represented by President Loren Perrigo who is also the president of PCS Millwork. There were no third parties involved in the negotiations and agreement nor were there any fees paid. The management of Millwork Pro changed because of the acquisition. Mark Jensen, CEO of Northtech Industries took over the role of strategist and remains a director and secretary of Millwork Pro. Loren Perrigo assists with business development and sales and remains a director and president of Millwork Pro. A new General Manager, Chris Reed, was added.

25. We indicate that there are no current acquisition targets at this time; therefore we limited the discussion to installation and millwork distribution companies.

Offering Price Factors, Page 24

Item 7(a), page 25

26. Pursuant to your comments we have added the net tangible book value per share and added the price per share of this offering.

Item 7(b), page 25

27. In response to you comment in accordance with Item 7(b) of the Offering Circular Model A, we have remove the table and inserted the word none as all of the issued and outstanding shares in the company were acquired more than 12 months ago.

Use of Proceeds, page 27

28.   The legal and accounting fees will be paid from operations of Millwork Pro. We have amended the disclosure and tables to reflect 100% of proceeds raised will be used for working capital.

Capitalization, page 29

29.   In response legal and accounting fees have been paid from operations accordingly the company expects to receive all of the proceeds of the offering. The Capitalization table reflects this in each scenario.

Description of Securities, page 30

30.   In response to your comment concerning the disparity in voting rights between shares of Class A and Class B stock we have added and additional risk factor in the risk factor section and repeated the risk in the Description of Securities Section.

Some provisions of our Articles of Incorporation and Bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.
Some of the provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

For example: the holder(s) of our Class B Common Stock have superior voting rights in relation the Class A Common Stock being sold in this offering. The disproportionate voting power to the holders of our Class B Stock gives holders of Class B Common Stock 100 votes for each share as opposed to the one vote per share attached to Class A Common Stock. Currently the only holders of Class B Common Stock are Mark Jensen and Loren Perrigio. There are 50 million votes attached to the issued and outstanding shares of Class B Common Stock and an additional 8.75 million votes are assigned to the issued and outstanding shares of Class A Common Stock controlled by management insiders as compared to the 2 million votes that will be attached to the shares in this offering. Assuming all of the shares of the offering are sold this arrangement ensures that effective control of the Issuer to the remains with the founders and management of the Company.

The stock with superior voting rights, could delay or inhibit the removal of incumbent directors and could delay, defer, make more difficult, or prevent a merger, tender offer or proxy content, or any change in control involving the Issuer, as well as the removal of management, even if such events would be beneficial to the interests of the issuer's shareholders, and might limit the price certain investors are willing to pay in the future for shares of Common Stock. The issuance of any additional Class B Common Stock, could diminish the rights of holders of Class A Common Stock, and therefore could reduce the value of Class A Common Stock.

In addition, specific rights granted to future holders of preferred stock if issued by the Board of Directors could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue Preferred Stock could make it more difficult, delay, discourage, prevent, or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

Officers and Key Personnel of the Company, page 33

31.   We have included disclosure relating to the dates of Mark Jensen's employment with MGN Technologies, along with employer information for Jessica Thibert for the past 5 years.

32.   We have included the age and time commitment to Northtech for each of the officers and key personnel.

33.   Loren Perrigo is the owner and President of PCS Millwork.

Directors of the Company, page 35

Item 35(b), page 36

34.   The Services Agreement is attached as an exhibit to this Form 1-A.

Principal Stockholders, page 37

Item 37, page 37

35.   We have added a footnote indicating the shares issued were in connection with services rendered. To date neither Mr. Jensen nor Mr. Perrigo have received any cash based compensation for their work and services provided to Northtech or its subsidiary.

Management Relationships, Transactions and Remuneration, page 39

36.   See Services Agreement

37.   The Services Agreement is attached as an exhibit to this Form 1-A.

Independent Accountant's Review Report, Page 44

38.   We have included the accountants report for the year ended December 31, 2007 and 2006. We have updated the financial statements provided with this Form 1-A to the most recent year end.

Interim Financial Statements

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Description of Business, page 49

39. Interim are no longer applicable we have updated the financial statements herein to the most recent annual statements. We have included a note relating to our revenue recognition policy.

Note 2 – Prepaid Expenses, page 50

40. The prepaid business insurance at December 31, 2007 reflects only that of the new policy payable to Baytree Finance Company.

Note 5 – Purchase of Wholly Owned Subsidiary, page 51

41. On October 23, 2006 the Company issued 2,840,000 common shares to the shareholders of Millwork Pro in exchange for all of the 100 issued and outstanding shares of Millwork Pro. The Millwork Pro stock was held at the time of exchange by two shareholders who owned 60% and 40% of the stock, respectively. The two holders of Millwork Pro stock received 1,704,000 and 1,136,000 shares of the Company in exchange for their Millwork Pro stock. The Company then reflected the same ownership percentages that Millwork Pro had prior to the exchange, ownership of 60% and 40% by two shareholders.

    As of October 23, 2006 Millwork Pro had not started operations and had no assets or liabilities to exchange, though there was a potential market that Millwork Pro had identified as a source for revenues. The value of the shares at the time of the exchange was $0, which was the fair market value of the assets and liabilities of the Company as of October 23, 2006.

42. See comment response 16.

Note 6 – Common Stock Issued, page 51

43. We have clarified on page 5 and 26 the issuance of shares in connection with services rendered.

Note 8 – Related Party Transactions, page 52

44. The Company has transactions with PCS Millwork in the ordinary course of business. PCS Millwork is owned 100% by a shareholder of the Company.

    Total revenues from PCS Millwork for the year ended December 31, 2007 were $1,436,471. Total revenues from PCS Millwork for the period October 23, 2006 (date of inception) to December 31, 2006 were $255,947.

At December 31, 2007, the Company has an account payable due to PCS Millwork of $245,292. No interest has been paid to PCS Millwork as the amounts owing are accounts payable that will be repaid in the ordinary course of business.

At December 31, 2006 the Company had an account receivable from PCS Millwork of $44,447 and an account payable due to PCS Millwork of $48,942 for a net amount owing of $4,495 that was satisfied in the ordinary course of business

Annual Financial Statements

General

45.   As the financial statements have been update to include the most recent year end, your comments have been noted in responses numbered 39 – 44.

Management's Discussion and Analysis, page 63

46.   We have expanded and clarified the description of our business as suggested in the comment letter

47.   We have removed the language relating to a profit in response to your comments.

Other Regulatory

48.   In response to you comments, we have taken steps to ensure that The Consent of Independent Accountant is dated after the date of the Independent Accountant's review Report. In response to your further comments we confirm The Accountant's Awareness Letter has specified that it is a "review report"

Part III – Exhibits

Legality Opinion

49.   We have retained counsel from Nevada who has provided an opinion which we trust you will find in order.

Please feel free to contact the Company our legal counsel or accountants if you require further clarification.

Yours truly
Northtech Industries Inc.
per

Mark Jensen
President and CEO